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                            August 24, 2023

       Thad Trent
       Chief Financial Officer
       ON Semiconductor Corporation
       5701 N. Pima Road
       Scottsdale, Arizona 85250

                                                        Re: ON Semiconductor
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 6,
2023
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed July 31, 2023
                                                            File No. 001-39317

       Dear Thad Trent:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Note 3. Revenue and Segment Information, page 62

   1. Please expand to disclose how revenue is recognized from manufacturing services and the total amount or
percentage of consolidated sales. Also, we note you provide
                                                        disaggregated revenue
information by geographic location, by sales channel, as well as by reportable segment, and
revenue by product sales versus product development
                                                        agreements. We note
from your recent earnings call transcripts, you discuss revenue by end market, such as
automotive and industrial, along with type of revenue product sales, such as silicon
carbide, intelligent power and intelligent sensing. Additionally, your earnings release
furnished on Form 8-K on July 31, 2023 includes three prominent bullets at the top of the
release that disclose revenue for automotive and industrial, and the change in revenue for
silicon carbide. Please tell us the consideration given to further
 Thad Trent
ON Semiconductor Corporation
August 24, 2023
Page 2
         expanding your revenue disaggregation disclosures to also present revenue along the aforementioned lines. Your response should address ASC 606-10-55-89 through 55-91, as well as ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

2. We note from your disclosure on page 32 that gross profit decreased by $87.5 million for the six months ended June 30, 2023 compared to the six months ended July 1, 2022 and gross margin decreased by 2.5% from 49.6% for the six months ended July 1, 2022 to
         47.1% for the six months ended June 30, 2023. You also disclose that the decline in both gross profit and gross margin was primarily driven by start-up and ramp-up costs at our
         EFK location and new products. However, we also note from the table above these disclosures that gross profit for the PSG segment and the ISG segment increased by 3%
         and 25% respectively, and the ASG segment gross profit decreased by 25%. Margins decreased by 1% and 8% for PSG and ASG, respectively, and increased for ISG by
         3%. In this regard, your disclosure should be revised to explain and quantify the amount of related expenses of start-up and ramp-up costs attributable to increase costs at your
         EFK location as well as the impact from new products. Further, your disclosure should be enhanced to explain and quantify the factors responsible for the changes in gross profit for each segment. This would include the increases in gross profit, as well as the offsetting significant decrease. Please revise future filings accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameThad Trent                                   Sincerely,
Comapany NameON Semiconductor Corporation
                                                               Division of
Corporation Finance
August 24, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName